Filed by:  Public Service Company of New Mexico
                                  pursuant to Rule 425 under the Securities Act
                               of 1933 and deemed filed pursuant to Rule 14a-12
                               ------------------------------------------------
                                         of the Securities Exchange Act of 1934
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              Public Service Company of New Mexico Commission File No.:  1-6986
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                           Western Resources, Inc. Commission File No.:  1-3523
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                                      Subject Company:  Western Resources, Inc.



                         PNM Interoffice Correspondence

TO:          All Employees                       August 13, 2001

FROM:        Jeff Sterba
             Chairman, President and CEO

RE:          Talks To Modify Western Transaction Discontinued


     Today, we announced that Western Resources has elected to discontinue discussions with our company over possible modifications to our proposed transaction. I am disappointed that the talks have been discontinued.

     On July 26, we entered into these discussions because we believe that, if recent orders by the Kansas Corporation Commission (KCC) stand unchanged, the proposed transaction to acquire Western and combine the companies' electric operations cannot be completed as currently structured. Western disagrees with us over the need to make modifications to the agreement to address the KCC's concerns.

     I continue to believe in the strategic benefits of bringing our two companies together. We are not saying that the proposed transaction has been canceled nor are we saying that we intend to terminate the agreement with Western Resources. What we are saying is that important conditions necessary to close will not have been fulfilled by Western when the time for closing arrives and, therefore, closing cannot occur. We remain willing to discuss how the companies might restructure the transaction so that it benefits all stakeholders and is likely to obtain regulatory approvals.


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Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995
--------------------------------------------------------------------------------
Statements made in this correspondence that relate to future events are made pursuant to the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based upon current expectations and the company assumes no obligation to update this information. Because actual results may differ materially from expectations, the company cautions readers not to place undue reliance on these statements. A number of factors, including rulings issued by the New Mexico Public Regulation Commission pursuant to the Electric Utility Industry Restructuring Act of 1999 (as amended), and in other cases now pending or which may be brought before the commission, and decisions of regulatory agencies involving or affecting the proposed transaction to acquire Western Resources' electric utility operations could cause future events to differ from those forecast in this press release. For a detailed discussion of the important factors affecting PNM, please see "Management's Discussion and Analysis of Financial Condition and Results of Operations" in the Company's Form 10-K, as amended, for the year ended December 31, 2000, as amended, Form 10-Q for the quarter ended June 30, 2001, and Form 8-K filings with the Securities and Exchange Commission.

Additional Information
In connection with the proposed transaction with Western Resources, PNM and Western Resources will file a joint proxy statement / prospectus with the Securities and Exchange Commission. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE JOINT PROXY STATEMENT / PROSPECTUS WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the joint proxy statement / prospectus (when available) and other documents filed by PNM and Western Resources with the SEC at the SEC's web site at http://www.sec.gov. Free copies of the joint proxy statement / prospectus, when available, and each company's other filings with the SEC may also be obtained from the respective companies. Free copies of PNM's filings may be obtained by directing a request to PNM, Alvarado Square, Albuquerque, New Mexico.

Participants in Solicitation
PNM, Western Resources and certain of their respective directors, executive officers and other members of their management and employees, each of whom may be considered participants in the PNM/Western Resources transaction under applicable securities laws, may be soliciting proxies from their respective stockholders in favor of the transaction. Information concerning PNM's directors and executive officers participating in the solicitation is set forth in PNM's Annual Report on Form 10-K filed with the SEC on February 22, 2001,as amended on April 30, 2001, and information concerning Western Resources' directors and executive officers participating in the solicitation is set forth in Western Resources' Annual Report on Form 10-K filed with the SEC on April 2, 2001, as amended on April 30, 2001. Certain directors and executive officers of PNM and Western Resources may have direct or indirect interests in the transaction due to securities holdings, vesting of options, and rights to severance payments if their employment is terminated following the transaction. In addition, directors and officers, after the transaction, will be indemnified by PNM and Western Resources, and benefit from insurance coverage for liabilities that may arise from their service as directors and officers of PNM or Western Resources prior to the transaction. Additional information regarding PNM's and Western Resources' respective participants in the solicitation will be contained in the joint proxy statement/prospectus.

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